

Mail Stop 3561

December 22, 2015

Shannon L. Okinaka
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G350
Honolulu, Hawaii 96819

      Re: Hawaiian Holdings, Inc.
             Form 10-K for the Year Ended December 31, 2014
             Filed February 9, 2015
             Form 8-K dated October 19, 2015
             File No. 001-31443

Dear Ms. Okinaka:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished October 19, 2015

1. We note that in the bullet points highlighted at the top of your press release, you disclose adjusted pre-tax margin. Please revise to disclose, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP, presumably pre-tax margin. See guidance in Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Shannon L. Okinaka
Hawaiian Holdings, Inc.
December 22, 2015
Page 2

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

                                             Sincerely,

                                             /s/ Melissa Raminpour

                                             Melissa Raminpour
                                             Branch Chief
                                             Office of Transportation and Leisure